Business messaging ~~templates~~ **FlyPlates** at your fingertips.

More time for you

Simple ~~shortcodes~~ FlyCuts

Consistent branding


https://flymsg.io
FlyMSG
FlyBoard
FlyPlates
FlyCuts
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General
Podcasts
Default Category
Connection Request
Manage My FlyCuts
FlyCut
bookameeting
Expanded Text
Hey FirstName! To make life easy, I have
the link. Just click on that link and sched
you? I look forward to chatting.